

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Joshua Lee, Esq.
General Counsel
Origin Materials, Inc.
930 Riverside Parkway, Suite 10
West Sacramento, CA 95605

> **Re: Origin Materials, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2021**
> **333-257931**

Dear Mr. Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Kluck at 202-551-3233 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew P. Dubofsky